

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

John D. Shulman
Chief Executive Officer
Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re:** **Petros Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Exhibit Nos. 2.1, 2.8, 10.3, 10.4 and 10.5**
> **Filed October 21, 2020**
> **File No. 333-240064**

Dear Mr. Shulman:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact David Gessert at (202) 551-2326 to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance